Bausch & Lomb Incorporated
Exhibit 11
Statement Regarding Computation of Per Share Earnings
(Share Amounts in Thousands Except Per Share Data)
(Dollar Amounts in Millions Except Per Share Data)

	2001	2000

Income from continuing operations	$ 42.0	$82.0
Sale price adjustment related to disposal of discontinued operations, net	(21.1)	-
Gain on early extinguishment of debt	-	1.4
Change in accounting principle, net	0.3	-
Net Income	$ 21.2	$83.4

Basic Net Income Per Common Share:
Continuing operations	$ 0.78	$1.51
Sale price adjustment related to disposal of discontinued operations, net	(0.39)	-
Gain on early extinguishment of debt	-	0.03
Change in accounting principle, net	-	-
Net income per common share	$ 0.39	$1.54

Diluted Net Income Per Common Share:
Continuing operations	$ 0.78	$1.49
Sale price adjustment related to disposal of discontinued operations, net	(0.39)	-
Gain on early extinguishment of debt	-	0.03
Change in accounting principle, net	-	-
Net income per common share	$0.39	$1.52

Basic average common shares outstanding (000s)	53,578	54,162
Dilutive effect of stock options (000s)	137	562
Diluted average common shares outstanding (000s)	53,715	54,724

Antidilutive outstanding stock options were excluded from the calculation of average shares outstanding. Total options excluded, in thousands, were 2,946 in 2001 and 2,384 in 2000.